     As filed with the Securities and Exchange Commission on March 6, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996


                                      OR


            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     Commission file number [            ]


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The PMI Group, Inc. Savings and Profit-Sharing Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          The PMI Group, Inc.
          601 Montgomery Street
          San Francisco, CA  94111

                             REQUIRED INFORMATION

     1. The financial statements of the Savings and Profit-Sharing Plan and Trust (also known as The PMI Group, Inc. 401(k) Plan) as of December 31, 1996 and 1995 and for the years then ended including: the statements of net assets available for benefits (modified cash basis) as of December 31, 1996 and 1995, the related statements of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1996 and for the period from April 1, 1995 (inception date) to December 31, 1995, supplemental schedule (modified cash basis) of assets held for investment purposes as of December 31, 1996, supplemental schedule (modified cash basis) of reportable transactions for the year ended December 31, 1996, together with the report of Deloitte & Touche LLP, independent auditors, are contained in Exhibit 1 to this Annual Report.

     2. Consent of Deloitte & Touche LLP, independent auditors, is contained in Exhibit 2 to this Annual Report.


                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE PMI GROUP, INC. SAVINGS AND
                                  PROFIT-SHARING PLAN



Date:  March 4, 1998                   By:  /s/ Victor J. Bacigalupi
      -----------------                     ------------------------------------
                                            Victor J. Bacigalupi
                                            Senior Vice President,
                                            General Counsel and Secretary

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